

Charles Christie · 3rd

Product Manager - Industrial Internet of Things at Cattron Global
Austin, Texas, United States · **Contact info**

500+ connections

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 **Cattron Global**

 **Claremont McKenna College**

About

Entrepreneurial technology professional with over 20 years of successful business development and executive management experience in wireless machine-to-machine communications (M2M), Location Based Services, Industrial Internet of Things (IIoT), and software as a service (SaaS).

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Activity

632 followers

Charles Christie reshared a post · 2d

 Nice! Well done **Dave Murphy** and team!

Charles Christie commented on a post · 2d

Nice! Well done Dave Murphy !

😊❤️👏 62   9 comments · 9 shares

Charles Christie reshared a post · 3w



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Experience

 **Product Manager - Industrial Internet of Things**
Cattron Global · Full-time
Aug 2020 – Present · 2 yrs 1 mo

 **VP IoT Strategy**
ANTX RemoteiQ, LLC
Mar 2019 – Aug 2020 · 1 yr 6 mos

ANTX RemoteiQ is a wholly-owned subsidiary of LOFA Industries, LLC, a part of the Harbour Group family of companies. Acquired by Cattron Global.

 **President and Co-Founder**
RemoteIQ, LLC
Jan 2014 – Mar 2019 · 5 yrs 3 mos
Austin, Tex

Industrial Internet of Things (IIoT) solution provider. We combine best-of-breed wireless remote monitoring, control and location-based technologies for complete "Sensor-to-Web" solutions ...see more

 **Director of Business Development**
Manning NavComp - RASTRAC
Jun 2009 – Oct 2013 · 4 yrs 5 mos
Austin, Texas

Expanded footprint of company's LBS software platform in new Homeland Security, Disaster Preparedness and Response, and Public Safety verticals. ...see more

 **Co-founder, VP Business Development**
CriticalWireless
2002 – 2008 · 6 yrs

Developed original business plan for wireless remote monitoring and GPS tracking Software as a Service solution provider. ...see more



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Education


Claremont McKenna College
BA, Philosophy, Economics
Activities and societies: Editor, Claremont Journal of Philosophy


Texas McCombs School of Business
MBA, Environmental Management

Skills

Strategic Partnerships
 Endorsed by 5 colleagues at Rastrac

 26 endorsements

Start-ups
 Endorsed by 2 colleagues at Rastrac

18 endorsements

SaaS
16 endorsements

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Recommendations

Received   Given


Michael Hardison · 2nd
Salesforce Professional
August 27, 2009, Michael worked with Charles but they were at different companies

Charles and I collaborated on a joint marketing project between our two companies. His depth of knowledge in the M2M industry and hands-on experience were invaluable in our efforts. I relied on his expertise repeatedly, enjoying his professionalism in our interactions. I look forward to working with him again.

Interests

Influencers   Companies   Groups   Schools


Deepak Chopra MD (official) in · 3rd
Founder at Deepak Chopra LLC
5,809,975 followers


Richard Branson in
Founder at Virgin Group
19,760,773 followers

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